FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number  001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34, Surquillo, Lima Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

Lima, September 05, 2013

Messrs.
Superintendencia del Mercado de Valores
Present.-

Ref. Relevant Information Communication

Dear Sirs:

We fulfill to inform as a Relevant Information Communication that on September 04, 2013 we subscribed a Memorandum of Understanding with Besco S.A., agreeing to purchase 16.9% of its shares in Norvial S.A., which is the concessionaire for the Ancón-Huacho Pativilca road, where we own 50.1%.

The closing of the share purchase is subject to the obtention of consents from the International Finance Corporation (IFC), as well as from the Banco Interamericano de Desarrollo (BID), pursuant to the Credit Agreement subscribed between Norvial and these entities, among other requirements.

The agreed price for this acquisition is of US$ 19,200,000.00 (Nineteen million two hundred thousand United States Dollars).

Once the consents are obtained, we will communicate the subscription of the documentation regarding the closing of the transaction.

Sincerely,

____________________

/s/Dennis Gray Febres

Stock Market Representative

Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By:	/s/ DENNIS GRAY FEBRES
Name:	Dennis Gray Febres
Title:	Stock Market Representative